August 9, 2019

VIA EDGAR

Office of Real Estate and Commodities,

Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.

Attention: Joshua Lobert, Staff Attorney

Re:	CIM Commercial Trust Corporation Registration Statement on Form S-4 Filed October 5, 2018 File No. 333-227707

Dear Sir:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), CIM Commercial Trust Corporation (the “Registrant”) hereby requests that its Registration Statement on Form S-4 (File No. 333-227707), together with all exhibits thereto (collectively, the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on October 5, 2019, be withdrawn effective immediately. The Registrant is withdrawing the Registration Statement because the Registrant does not intend to proceed with the exchange offer described therein at this time.

The Registrant confirms that the Registration Statement was never declared effective and that no securities have been sold or exchanged pursuant thereto.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at CIM Commercial Trust Corporation, 17950 Preston Road, Suite 600, Dallas, Texas 75252, with a copy to the Registrant’s counsel, Sullivan & Cromwell LLP, Attn: Patrick S. Brown, 1888 Century Park East, Suite 2100, Los Angeles, California 90067.

If you have any questions with respect to this matter, please contact Patrick S. Brown of Sullivan & Cromwell LLP at (310) 712-6603.

Sincerely,

CIM Commercial Trust Corporation

/s/ David Thompson
David Thompson
Chief Executive Officer